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Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
March 16, 2022

Manulife Financial Corporation Completes U.S. Public Offering of Senior “Green” Notes

TORONTO – Manulife Financial Corporation (NYSE: MFC) (the “Company”) today announced that it has completed its previously announced public offering in the United States of U.S.$750 million aggregate principal amount of 3.703% senior notes due 2032 (the “Notes”).

The Notes were issued pursuant to a prospectus supplement, dated March 14, 2022, to the Company’s registration statement declared effective by the Securities and Exchange Commission (the “SEC”) on September 30, 2021.  Details of the offering are set out in the prospectus supplement, which is available on the SEC website at www.sec.gov and on SEDAR at www.sedar.com.

Citigroup Global Markets Inc., BofA Securities, Inc., Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC acted as joint book-running managers for the offering.

About Manulife Financial Corporation
Manulife Financial Corporation is a leading international financial services provider that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our global wealth and asset management segment, we serve individuals, institutions and retirement plan members worldwide. Our principal operations are in Asia and Canada, and the United States, where we have served customers for more than 155 years. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong. In the previous 12 months we made $31.8 billion in payments to our customers.

Media Contact Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations Hung Ko Manulife 416-806-9921 hung_ko@manulife.com